FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	……………………………………………… ,	2020

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date…	August 6, 2020	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the second quarter ended June 30, 2020

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the second quarter ended

June 30, 2020

CANON INC.

Tokyo, Japan

CONTENTS

		Page
I	Corporate Information

	(1) Consolidated Financial Summary	2

	(2) Description of Business	2

II	The Business

	(1) Risk Factors	3

	(2) Operating Results and Financial Conditions	3

	(3) Significant Business Contracts Entered into in the Second quarter of Fiscal 2020	7

III	Company Information

	(1) Shares	8

	(2) Directors and Executive Officers	13

IV	Financial Statements

	(1) Consolidated Financial Statements	14

	(2) Other Information	51

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.	Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Six months ended June 30, 2020	Six months ended June 30, 2019	Three months ended June 30, 2020	Three months ended June 30, 2019	Year ended December 31, 2019
Net sales	1,455,627	1,770,335	673,315	905,869	3,593,299
Income (loss) before income taxes	27,288	97,188	(7,223)	51,075	195,740
Net income (loss) attributable to Canon Inc.	13,071	65,827	(8,835)	34,519	125,105
Comprehensive income (loss)	(25,823)	20,664	8,222	(4,387)	102,662
Canon Inc. shareholders’ equity	—	—	2,525,056	2,706,003	2,692,595
Total equity	—	—	2,728,529	2,899,866	2,891,918
Total assets	—	—	4,670,703	4,814,612	4,768,351
Net income (loss) attributable to Canon Inc. shareholders per share:
Basic (yen)	12.41	61.22	(8.45)	32.21	116.93
Diluted (yen)	12.41	61.22	(8.45)	32.20	116.91
Canon Inc. shareholders’ equity to total assets (%)	—	—	54.1	56.2	56.5
Cash flows from operating activities	140,831	113,173	—	—	358,461
Cash flows from investing activities	(72,874)	(110,775)	—	—	(228,568)
Cash flows from financing activities	22,249	(107,544)	—	—	(232,590)
Cash and cash equivalents at end of period	—	—	500,046	407,492	412,814

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

The Canon Group (consisting of the Company, 352 consolidated subsidiaries, and 8 affiliates accounted for using the equity method, as of June 30, 2020, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as office, imaging systems, medical systems, and industrial equipment. No material change in Canon’s business has occurred during the six months ended June 30, 2020.

No additions or removals of significant group entities have occurred during the six months ended June 30, 2020.

II.	The Business

(1)	Risk Factors

No occurrence of new risks have been identified during the six months ended June 30, 2020. No material changes have been identified pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Operating Results and Financial Conditions

Looking back at the global economy in the first half of 2020, the global economy recorded a decline, said to be the worst since the Great Depression due to severely limited economic activity caused by the coronavirus disease 2019 (“COVID-19”) global pandemic. In the U.S., some states started the process of gradually reopening their economies in early May. The U.S. economy, however, contracted significantly mainly due to a slowdown in consumption caused by the restrictions placed on people’s movement. The European economy fell significantly due to a rapid slowdown in consumption caused by large-scale lockdown in each country. In China, signs of recovery in domestic demand and exports were seen as the economy gradually reopened, and the Chinese economy turned from negative growth for the previous quarter to positive in this second quarter. Even in other emerging markets, economic activity stagnated due to the spread of infection and drops in resource prices. As for Japan, the economic slowdown worsened due to among other factors, the exercising of self-restraint with regard to going out in consideration of the Emergency Declaration of April.

Amid these conditions, in the markets in which Canon operates, as for office multifunction devices (MFDs) and laser printers, demand for both monochrome and color models declined. As for cameras, the trend of market contraction accelerated due to the impact of COVID-19. As for inkjet printers, although reduced demand in some emerging markets were seen, demand in developed countries and China increased due to remote working and learning. For medical equipment, the prolonged impact of COVID-19 as well as travel restrictions and other measures to prevent infection adversely affected sales activities. In industrial equipment, although demand for FPD (Flat Panel Display) lithography equipment remained restrained, demand for semiconductor lithography equipment remained solid.

The average values of the yen during the second quarter and the first half of the year were ¥107.59 and ¥108.34 against the U.S. dollar, respectively, year-on-year appreciation of approximately ¥2 for both periods, and ¥118.66 and ¥119.47 against the euro, respectively, year-on-year appreciation of approximately ¥5 for both periods.

(2)	Operating Results and Financial Conditions (continued)

[Second quarter results]

As for the second quarter, sales of MFDs for the office and production printing market both decreased. As for laser printers, unit sales of both monochrome and color models were below those of last year in the same period, mainly reflecting the economic slowdown due to COVID-19. Sales of services and consumables also declined, as customers’ print volumes decreased mainly due to the impact of continuous office closures. Although top market share of the interchangeable-lens digital camera market was firmly maintained, unit sales were below those of last year in the same period, reflecting market contraction and sluggish demand due to COVID-19. As for inkjet printers, unit sales were above those of last year in the same period due to a rise in demand linked to remote working and learning in developed countries and China. As for medical equipment, because of delays in equipment installation at medical institutions and also limited sales & marketing activities due to the impact of COVID-19, overall sales were below those of last year in the same period. In industrial equipment, sales were below those of last year in the same period, despite solid demand towards memory related devices, as a result of continued postponement of FPD lithography equipment installation due to the impact of COVID-19. As for network cameras, which are being used in a growing range of various applications and where the market continued to growth, sales were below those of last year in the same period, due to stagnant sales & marketing activities affected by COVID-19. Under these conditions, second-quarter net sales decreased by 25.7% year-on-year to ¥673.3 billion. Gross profit as a percentage of net sales dropped by 4.0 points to 40.9%. Operating expenses decreased by 19.3% year-on-year to ¥293.1 billion, due to the further promotion of efficiency for expenses throughout the entire Group as well as effects of foreign currency fluctuation. As a result, operating loss totaled ¥17.8 billion. Other income (deductions) rose by ¥2.6 billion to ¥10.5 billion, mainly due to valuation gain on securities compared with the previous year, while loss before income taxes totaled ¥7.2 billion and net loss attributable to Canon Inc. totaled ¥8.8 billion.

Basic net income and loss attributable to Canon Inc. shareholders per share was a negative ¥8.45 for the second quarter, a year-on-year decrease of ¥40.66.

[First-half results]

As for the first half, sales of MFDs for the office and production printing market both decreased although unit sales of MFDs for the production printing market remained solid in the first quarter of 2020. As for laser printers, unit sales of both monochrome and color models were below those of last year in the same period, mainly reflecting the economic slowdown due to COVID-19. Sales of services and consumables also declined, as customers’ print volumes decreased mainly due to the impact of continuous office closures. Although top market share of the interchangeable-lens digital camera market was firmly maintained, unit sales were below those of last year in the same period, reflecting market contraction and sluggish demand due to COVID-19. As for inkjet printers, unit sales were above those of last year in the same period due to a rise in demand linked to remote working and learning in developed countries and China. As for medical equipment, because of delays in equipment installation at medical institutions and also limited sales & marketing activities due to the impact of COVID-19, overall sales were below those of last year in the same period. In industrial equipment, sales were below those of last year in the same period, despite solid demand towards image sensors supporting the development of the IoT (Internet of Things) in the first quarter and memory related devices in the first half in 2020, as a result of continued postponement of FPD lithography equipment installation due to the impact of COVID-19. As for network cameras, which are being used in a growing range of various applications and where the market continued to growth, sales in the first quarter of 2020 increased than those of last year in the same period. However, sales in the first half of 2020 were below those of last year in the same period, due to stagnant sales & marketing activities affected by COVID-19. Under these conditions, net sales for the first half of the year decreased by 17.8% year on year to ¥1,455.6 billion. Gross profit as a percentage of net sales dropped by 1.4 points to 43.6%. Operating expenses decreased by 13.2% year-on-year to ¥618.9 billion, due to the further promotion of efficiency for expenses throughout the entire Group as well as effects of foreign currency fluctuation. As a result, operating profit for the first half of the year decreased by 81.9% to ¥15.1 billion. Other income (deductions) decreased by ¥1.5 billion to ¥12.2 billion compared with the previous year, while income before income taxes decreased by 71.9% to ¥27.3 billion and first-half net income attributable to Canon Inc. decreased by 80.1% to ¥13.1 billion.

Basic net income and loss attributable to Canon Inc. shareholders per share was a positive ¥12.41 for the first half, a year-on-year decrease of ¥48.81.

(2)	Operating Results and Financial Conditions (continued)

Looking at Canon’s first half performance by business unit, in the Office Business Unit, unit sales of MFDs for the production printing market remained solid in the first quarter of 2020. Although, on the other hand, new products of the imageRUNNER ADVANCE DX series were launched, unit sales of MFDs for the office and the production printing market were below those of last year in the second quarter of 2020 due to delays in business negotiations and equipment installations as the spread of COVID-19 caused office closures, resulting in a decrease of unit sales in the first half than those of last year in the same period. As for laser printers, unit sales for both monochrome and color models were below those of last year in the same period due to the ongoing economic slowdown. Sales of services and consumables also declined, as customers’ print volumes decreased mainly due to the impact of office closures for an extended period. These factors resulted in sales for the combined first six months of the year totaled ¥705.2 billion, a year-on-year decrease of 19.8%, while income before income taxes totaled ¥48.1 billion, a year-on-year decrease of 45.3%.

Within the Imaging System Business Unit, unit sales of interchangeable-lens digital cameras were below those of last year in the same period. This also reflected the impact of COVID-19 on sales activities despite the deterioration of mainly developed countries stopping towards the second half of the quarter. As for inkjet printers, unit sales in emerging market were below those of last year in the same period due to the impact of COVID-19. In developed countries and China, however, sales grew due to expanding demand resulting from remote working and learning. As a result, overall unit sales were above those of last year in the same period. These factors resulted in sales for the combined first six months of the year totaled ¥293.4 billion, a year-on-year decrease of 23.0%, while income before income taxes totaled ¥1.8 billion, a year-on-year decrease of 90.5%.

Within the Medical System Business Unit, although sales of Computed tomography (CT) systems for the diagnosis of pneumonia, Diagnostic X-ray systems and related components grew, there were fewer opportunities to hold business discussion with customers due to the cancelation of academic conferences and trade shows in the wake of COVID-19. Additionally, due to delays in equipment installation at medical institutions, these factors resulted in sales for the combined first six months of the year totaled ¥207.9 billion, a year-on-year decrease of 3.1%, while income before income taxes totaled ¥10.2 billion, a year-on-year increase of 1.5% thanks to cost reduction.

For the Industry and Others Business Unit, regarding semiconductor lithography equipment, demand towards image sensors supporting the development of the IoT in the first quarter and memory related devices in the first half remained solid in 2020. As a result, unit sales were significantly above those of last year in the same period. As for FPD lithography equipment, although demand related to PCs and tablets increased, unit sales were below those of last year in the same period due to delays in equipment installation which were unavoidable, caused by travel restrictions in the wake of COVID-19. As for network cameras, although continuous expansion of the market, based on a rise in existing demand of crime prevention and disaster monitoring, and additionally diversifying needs such as the video analysis, was expected, sales decreased, affected by the stagnation of sales activity due to COVID-19. These factors resulted in sales for the combined first six months of the year totaled ¥286.4 billion, a year-on-year decrease of 16.4%, while income before income taxes totaled ¥1.8 billion, a year-on-year decrease of 88.2%.

Financial Conditions

Total assets decreased by ¥97.6 billion to ¥4,670.7 billion at June 30, 2020, compared to the end of previous year, mainly due to a decrease of trade receivables. Total liabilities increased by ¥65.7 billion to ¥1,942.2 billion at June 30, 2020, compared to the end of previous year, mainly due to an increase of short term loans, although trade payables and accrued expenses decreased. Total equity decreased by ¥163.4 billion to ¥2,728.5 billion at June 30, 2020, compared to the end of previous year, mainly due to the dividends to Canon Inc. shareholders, the repurchasing of treasury stock and an increase of accumulated other comprehensive loss resulting from the appreciation of the yen.

(2)	Operating Results and Financial Conditions (continued)

During the first half of 2020, cash flow from operating activities totaled ¥140.8 billion, an increase of ¥27.7 billion compared with the same period of the previous year, mainly due to working capital improvement, despite a sharp drop in profit. Cash flow used in investing activities decreased by ¥37.9 billion year on year to ¥72.9 billion mainly due to a decrease of investment in production equipment affected by lockdown related to COVID-19. Accordingly, free cash flow totaled positive ¥68.0 billion, increased by ¥65.6 billion compared with the corresponding year-ago period.

As for cash flow from financing activities, proceed of ¥22.2 billion was recorded, mainly due to an increase in short-term loans.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents increased by ¥87.2 billion to ¥500.0 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Six months ended June 30, 2020
Net cash provided by operating activities	140.8
Net cash used in investing activities	(72.9)

Free cash flow	68.0

(2)	Operating Results and Financial Conditions (continued)

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the six months ended June 30, 2020.

Research and Development Expenses

Canon’s research and development expenses for the six months ended June 30, 2020 totaled ¥131.7 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant additional plans for new construction or retirement of property, plant and equipment during the first half of 2020.

(2)	Prospect of Capital Investment in the first half of Fiscal 2020

The new construction of property, plant and equipment, which had been in progress as of December 31, 2019 and was completed during the first half of 2020, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Canon Inc., Ibaraki, Japan	New Storage (Headquarters Operations)	April 2020

There were no significant plans relevant to the retirement of property, plant and equipment.

(3)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2020

No material contracts were entered into during the three months ended June 30, 2020.

III.	Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of June 30, 2020
Total number of issued shares	1,333,763,464

Stock Acquisition Rights

(1)	Stock options

The descriptions of the stock option plans as of June 30, 2020 are below.

The Stock Option Plan Approved on March 27, 2020

1. Grantees of share options

The Company’s 4 directors (excluding outside directors) and 30 executive officers.

2. Number of share options

The number of share options that the Board of Directors are authorized to issue is 886.

3. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 88,600 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Allotment Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

Number of shares acquired after adjustment	=	Number of shares acquired before adjustment	×	Ratio of share split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the number of shares acquired, including a merger and company split, on and after the Allotment Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

4. Cash payment for share options (yen)

The cash payment required for each stock acquisition right shall be ¥1 per share to be acquired upon exercise of each stock acquisition right, multiplied by the number of shares acquired.

5. Period during which share options are exercisable

From May 2, 2020 to May 1, 2050

6. Issue price and amount of increased stated capital (yen)

The issue price and amount of increased stated capital per share is ¥1,460 and ¥730, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date. In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc, which is calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku), and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.

7. Other conditions for exercise of share options

(i) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.

(ii) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

8. Restriction on acquisition of share options by transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

9. Treatment of the stock acquisition rights upon restructuring transaction

If the Company conducts a merger (limited to the case where the Company is dissolved due to the merger), or a share exchange or transfer (both, limited to the case where the Company becomes a wholly-owned subsidiary) (collectively, the “Structural Reorganization”), the Company shall, in each of the above cases, allot stock acquisition rights of any of the relevant companies listed in “a” through “e” of Article 236, Paragraph 1, Item 8 of the Company Law (the “Reorganized Company”) to the Holders holding the stock acquisition rights remaining at the time immediately preceding the effective date of the relevant Structural Reorganization (the “Remaining Stock Acquisition Rights”) (the effective date of the relevant Structural Reorganization shall mean, in the case of a merger, the date on which the merger becomes effective; in the case of a consolidation; the date of establishment of a newly-incorporated company through consolidation; in the case of a share exchange, the date on which the share exchange becomes effective; and in the case of a share transfer, the date of establishment of a wholly-owning parent company through the share transfer; hereinafter the same shall apply). Provided, however, that the foregoing shall be on the condition that transfer of such stock acquisition rights by the Reorganized Company in accordance with each of the following items is stipulated in a merger agreement, a consolidation agreement, a share exchange agreement or a share transfer plan.

(i) Number of stock acquisition rights of the Reorganized Company to be allotted:

A number equal to the number of the Remaining Stock Acquisition Rights held by the Holder shall be transferred to such Holder.

(ii) Class of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

Common stock of the Reorganized Company.

(iii) Number of shares of the Reorganized Company to be acquired upon exercise of stock acquisition rights:

To be determined in accordance with 3 above, taking into consideration, among others, the conditions of Structural Reorganization.

(iv) Value of assets to be contributed upon exercise of each stock acquisition right:

The value of assets to be contributed upon exercise of each stock acquisition right to be allotted shall be the amount obtained by multiplying (x) the exercise price after reorganization set forth below by (y) the number of shares of the Reorganized Company to be acquired upon exercise of the relevant stock acquisition rights as determined in accordance with (iii) above. The “exercise price after reorganization” shall be one (1) yen per share of the Reorganized Company to be acquired upon exercise of each of its stock acquisition rights.

(v) Exercise period of stock acquisition rights:

From and including whichever is the later of (x) the commencement date of the period during which the stock acquisition rights may be exercised or (y) the effective date of the Structural Reorganization, to and including the expiration date of the period during which the stock acquisition rights may be exercised as provided.

(vi) Matters regarding stated capital and capital reserves increased due to the issuance of shares upon exercise of stock acquisition rights:

(a) The increased amount of stated capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights will be one half (1/2) of the maximum amount of increase of stated capital, etc. to be calculated in accordance with Article 17, Paragraph 1 of the Company Accounting Regulations (Kaisha Keisan Kisoku). Any fractional amount of less than one (1) yen resulting from such calculation will be rounded up to one (1) yen.

(b) The increased amount of capital reserves to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be the maximum amount of increases of stated capital, etc., mentioned in (a) above, after the subtraction of increased amount of stated capital mentioned in (a) above.

(vii) Restrictions on acquisition of stock acquisition rights by transfer:

The stock acquisition rights cannot be acquired through transfer, unless such acquisition is expressly approved by a resolution of the Board of Directors of the Reorganized Company.

(viii) Conditions for exercise of stock acquisition rights:

(a) Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer.

(b) In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

(c) Besides the above, other conditions shall be stipulated in an agreement to be executed between the Reorganized Company and the Holder, based on the resolution of the Board of Directors’ meeting of the Reorganized Company.

(ix) Events regarding the Company’s acquisition of stock acquisition rights:

If a proposal for the approval of a merger agreement under which the Reorganized Company will become an absorbed company or a proposal for the approval for a share exchange agreement or a share transfer plan under which the Reorganized Company will become a wholly owned subsidiary is approved by the shareholders of the Reorganized Company at a Meeting of Shareholders (or by the Board of Directors if no resolution of a Meeting of Shareholders is required for such approval), the Reorganized Company will be entitled to acquire the share options, without compensation, on a date separately designated by the Board of Directors.

(2)	Other stock acquisition rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of June 30, 2020
Issued Shares (Number of shares)	—	1,333,763,464
Common Stock (Millions of yen)	—	174,762
Additional Paid-in Capital (Millions of yen)	—	306,288

Major Shareholders

	As of June 30, 2020
	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	90,864,800	8.69%
Japan Trustee Services Bank, Ltd. (Trust Account)	41,047,000	3.93%
SMBC Nikko Securities Inc.	25,049,800	2.40%
The Dai-Ichi Life Insurance Company, Limited	24,320,780	2.33%
Barclays Securities Japan Limited	24,224,217	2.32%
Mizuho Bank, Ltd.	22,558,173	2.16%
Japan Trustee Services Bank, Ltd. (Trust Account 5)	20,472,200	1.96%
State Street Bank West Client – Treaty 505234	18,794,828	1.80%
Japan Trustee Services Bank, Ltd. (Trust Account 7)	16,919,000	1.62%
OBAYASHI CORPORATION	16,527,607	1.58%

Total	300,778,405	28.76%

Notes:

1:	Custody Bank of Japan, Ltd. was established through a joint share transfer method by Japan Trustee Services Bank, Ltd., Trust & Custody Services Bank, Ltd. and JTC Holdings, Ltd. on 27, July 2020.
2:	Apart from the above shares, The Dai-Ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.
3:	Apart from the above shares, Mizuho Bank, Ltd., held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.
4:	Apart from the above shares, the Company owns 287,987,477 shares (21.59% of total issued shares) of treasury stock.

(1)	Shares (continued)

Voting Rights

	As of June 30, 2020
Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—
Shares with restricted voting rights (Others)	—	—
Shares with full voting rights (Treasury stock, etc.)	287,987,400	—
Shares with full voting rights (Others)	1,044,391,100	10,443,911
Fractional unit shares (Note)	1,384,964	—
Total number of issued shares	1,333,763,464	—
Total voting rights held by all shareholders	—	10,443,911

Note:

In “Fractional unit shares” under “Number of shares,” 77 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
Canon Inc.	287,987,400	21.59%

Total	287,987,400	21.59%

(2)	Directors and Executive Officers

The resignation of a director is below:

Masaya Maeda	(President & COO)

Change in functions of directors are below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of Finance & Accounting Headquarters, Group Executive of Public Affairs Headquarters, Group Executive of Facilities Management Headquarters)

Toshio Homma	(Executive Vice President & CTO & In charge of Printing business: Chief Executive of Digital Printing Business Operations)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2019 and the end of this quarter.

Changes in functions of executive officers are below:

Takayuki Miyamoto	(Managing Executive Officer: Chief Executive of Peripheral Products Operations, Chief of Canon EXPO Project, Chief of Frontier Business Promotion Project)

Toshihiko Kusumoto	(Executive Officer: Deputy Chief Executive of Digital Printing Business Operations)

Akiko Tanaka	(Executive Officer: Deputy Group Executive of R&D HQ)

Tamaki Hashimoto	(Executive Officer: Group Executive of Digital Printing Business Group 3)

Saijiro Endo	(Executive Officer: Senior General Manager of Digital Printing Development Planning & Management Center 1)

Yoshiyuki Koshimizu	(Executive Officer: Senior General Manager of Digital Printing Development Center 1)

The Number of Directors and Executive Officers by Gender

Males: 46, Females: 2 (Females account for 4.2% of the total.)

The totaled number consisted of 10 Directors or Corporate Auditors and 38 Executive Officers as of June 30, 2020.

IV.	Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	June 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents (Notes 17 and 18)	500,046	412,814
Short-term investments (Notes 2 and 17)	125	1,767
Trade receivables, net (Note 3)	404,013	559,836
Inventories (Note 4)	603,738	584,756
Prepaid expenses and other current assets (Notes 6,11,13 and 17)	310,472	286,792

Total current assets	1,818,394	1,845,965
Noncurrent receivables (Note 15)	21,186	17,135
Investments (Notes 2 and 17)	46,544	48,361
Property, plant and equipment, net (Note 5)	1,059,378	1,089,671
Operating lease right-of-use assets (Note 14)	109,485	114,418
Intangible assets, net	330,017	347,921
Goodwill	890,637	898,661
Other assets (Note 6)	395,062	406,219

Total assets	4,670,703	4,768,351

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	June 30, 2020	December 31, 2019
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Notes 8 and 16)	199,548	42,034
Trade payables (Note 7)	274,072	305,312
Accrued income taxes	16,691	18,801
Accrued expenses (Note 15)	279,235	324,891
Current operating lease liabilities (Note 14)	30,839	31,884
Other current liabilities (Notes 11,13 and 17)	241,617	237,576

Total current liabilities	1,042,002	960,498
Long-term debt, excluding current installments (Notes 8 and 16)	359,027	357,340
Accrued pension and severance cost	365,755	368,507
Noncurrent operating lease liabilities (Note 14)	80,028	83,688
Other noncurrent liabilities	95,362	106,400

Total liabilities	1,942,174	1,876,433
Commitments and contingent liabilities (Note 15)
Equity:
Canon Inc. shareholders’ equity (Note 9):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	404,633	405,017
Legal reserve	69,438	67,572
Retained earnings	3,388,054	3,462,182
Accumulated other comprehensive income (loss) (Note 10)	(353,479)	(308,442)
Treasury stock, at cost	(1,158,352)	(1,108,496)
(Number of shares)	(287,987,477)	(269,928,993)

Total Canon Inc. shareholders’ equity	2,525,056	2,692,595
Noncontrolling interests (Note 9)	203,473	199,323

Total equity (Note 9)	2,728,529	2,891,918

Total liabilities and equity	4,670,703	4,768,351

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019
Net sales (Notes 6,10,11 and 13):
Products and Equipment	1,122,829	1,388,434
Services	332,798	381,901

	1,455,627	1,770,335
Cost of sales (Notes 14 and 18):
Products and Equipment	661,832	790,484
Services	159,817	183,089

	821,649	973,573

Gross profit	633,978	796,762
Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	487,191	564,827
Research and development expenses	131,665	148,382

	618,856	713,209

Operating profit	15,122	83,553
Other income (deductions):
Interest and dividend income	1,625	2,917
Interest expense	(388)	(536)
Other, net (Notes 2,10,13 and 18)	10,929	11,254

	12,166	13,635

Income before income taxes	27,288	97,188
Income taxes	8,304	25,130

Consolidated net income	18,984	72,058
Less: Net income attributable to noncontrolling interests	5,913	6,231

Net income attributable to Canon Inc.	13,071	65,827

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 12):
Basic	12.41	61.22
Diluted	12.41	61.22
Cash dividends per share	40.00	80.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income

	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019
Consolidated net income	18,984	72,058
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	(35,576)	(54,171)
Net gains and losses on derivative instruments	515	100
Pension liability adjustments	(9,746)	2,677

	(44,807)	(51,394)

Comprehensive income (loss) (Note 9)	(25,823)	20,664
Less: Comprehensive income (loss) attributable to noncontrolling interests	6,152	6,142

Comprehensive income (loss) attributable to Canon Inc.	(31,975)	14,522

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended June 30, 2020	Three months ended June 30, 2019
Net sales (Notes 6,10,11 and 13):
Products and Equipment	522,877	715,372
Services	150,438	190,497

	673,315	905,869
Cost of sales (Notes 14 and 18):
Products and Equipment	322,392	409,533
Services	75,608	89,929

	398,000	499,462

Gross profit	275,315	406,407
Operating expenses:
Selling, general and administrative expenses (Notes 14 and 18)	229,348	288,833
Research and development expenses	63,722	74,447

	293,070	363,280

Operating profit (loss)	(17,755)	43,127
Other income (deductions):
Interest and dividend income	487	1,357
Interest expense	(202)	(252)
Other, net (Notes 2,10,13 and 18)	10,247	6,843

	10,532	7,948

Income (loss) before income taxes	(7,223)	51,075
Income taxes	(2,121)	13,908

Consolidated net income (loss)	(5,102)	37,167
Less: Net income attributable to noncontrolling interests	3,733	2,648

Net income (loss) attributable to Canon Inc.	(8,835)	34,519

	Yen	Yen
Net income (loss) attributable to Canon Inc. shareholders per share (Note 12):
Basic	(8.45)	32.21
Diluted	(8.45)	32.20
Cash dividends per share	40.00	80.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended June 30, 2020	Three months ended June 30, 2019
Consolidated net income (loss)	(5,102)	37,167
Other comprehensive income (loss), net of tax (Note 10):
Foreign currency translation adjustments	25,456	(42,741)
Net gains and losses on derivative instruments	(34)	333
Pension liability adjustments	(12,098)	854

	13,324	(41,554)

Comprehensive income (loss) (Note 9)	8,222	(4,387)
Less: Comprehensive income (loss) attributable to noncontrolling interests	3,843	2,455

Comprehensive income (loss) attributable to Canon Inc.	4,379	(6,842)

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019
Cash flows from operating activities:
Consolidated net income	18,984	72,058
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	108,531	117,370
(Gain) loss on disposal of fixed assets	(1,852)	2,864
Deferred income taxes	(5,073)	(7,339)
Decrease in trade receivables	141,098	56,342
Increase in inventories	(28,375)	(31,097)
Decrease in trade payables	(32,394)	(21,809)
Decrease in accrued income taxes	(1,821)	(7,290)
Decrease in accrued expenses	(40,611)	(21,898)
Decrease in accrued (prepaid) pension and severance cost	(6,539)	(6,614)
Other, net (Note 14)	(11,117)	(39,414)

Net cash provided by operating activities	140,831	113,173

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(81,800)	(104,877)
Proceeds from sale of fixed assets (Note 5)	7,381	78
Purchases of securities	(212)	(1,474)
Proceeds from sale and maturity of securities	237	692
(Increase) decrease in time deposits, net	1,600	(3,659)
Acquisitions of businesses, net of cash acquired	(127)	(1,716)
Other, net	47	181

Net cash used in investing activities	(72,874)	(110,775)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,100	—
Repayments of long-term debt	(585)	(642)
Increase in short-term loans, net	157,553	32,111
Transactions with noncontrolling interests	1,376	362
Dividends paid	(85,107)	(86,380)
Repurchases and reissuance of treasury stock, net	(50,008)	(50,006)
Other, net	(3,080)	(2,989)

Net cash provided by (used in) financing activities	22,249	(107,544)

Effect of exchange rate changes on cash and cash equivalents	(2,974)	(8,007)

Net change in cash and cash equivalents	87,232	(113,153)
Cash and cash equivalents at beginning of period	412,814	520,645

Cash and cash equivalents at end of period	500,046	407,492

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	553	483
Income taxes	14,555	48,989

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain footnote disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of June 30, 2020 and December 31, 2019 are summarized as follows:

	June 30, 2020	December 31, 2019
Consolidated subsidiaries	352	361
Affiliated companies	8	8

Total	360	369

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

In June 2016, the Financial Accounting Standards Board issued ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires entities to use a current expected credit loss model to measure impairments of certain financial assets. Using this model results in earlier recognition of losses than under the incurred loss approach, which requires waiting to recognize a loss until it is probable of being incurred. Canon adopted the guidance from the quarter beginning January 1, 2020 with the modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The unrealized and realized gains and losses related to equity securities for the six months and three months ended June 30, 2020 and 2019 are as follows:

	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019
Net gains and (losses) recognized during the period on equity securities	(516)	174
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	287	(51)

Unrealized gains and (losses) recognized during the period on equity securities still held at June 30.	(803)	225

	Millions of yen
	Three months ended June 30, 2020	Three months ended June 30, 2019
Net gains and (losses) recognized during the period on equity securities	4,084	(1,047)
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	105	—

Unrealized gains and (losses) recognized during the period on equity securities still held at June 30.	3,979	(1,047)

The carrying amount of non-marketable equity securities without readily determinable fair value totaled ¥8,875 million and ¥8,448 million at June 30, 2020 and December 31, 2019, respectively. The impairment or other adjustments resulting from observable price changes recorded during the six months ended June 30, 2020 and 2019 were not significant.

There were no available-for-sale debt securities at June 30, 2020 and December 31, 2019.

Time deposits with original maturities of more than three months are ¥125 million and ¥1,767 million at June 30, 2020 and December 31, 2019, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30, 2020	December 31, 2019
Notes	24,812	32,952
Accounts	390,825	537,243
Less allowance for doubtful receivables	(11,624)	(10,359)

	404,013	559,836

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30, 2020	December 31, 2019
Finished goods	358,476	367,332
Work in process	191,932	165,399
Raw materials	53,330	52,025

	603,738	584,756

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30, 2020	December 31, 2019
Land	272,529	273,014
Buildings	1,655,203	1,658,270
Machinery and equipment	1,813,212	1,802,624
Construction in progress	68,522	77,953
Finance lease right-of-use assets	5,051	4,999

	3,814,517	3,816,860
Less accumulated depreciation	(2,755,139)	(2,727,189)

	1,059,378	1,089,671

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Lessor Accounting

Lease income is included in Products and Equipment sales in the accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019
Lease income - sales-type and direct financing leases
Revenue at lease commencement	39,342	55,368
Interest income on lease receivables	9,504	10,148

Sales-type and direct financing leases income total	48,846	65,516

Lease income – operating leases	11,454	12,182

Variable lease income	2,324	3,171

Total lease income	62,624	80,869

	Millions of yen
	Three months ended June 30, 2020	Three months ended June 30, 2019
Lease income - sales-type and direct financing leases
Revenue at lease commencement	16,510	29,980
Interest income on lease receivables	4,482	5,227

Sales-type and direct financing leases income total	20,992	35,207

Lease income – operating leases	5,446	5,741

Variable lease income	1,066	1,485

Total lease income	27,504	42,433

Allowance for Credit Losses

Finance receivables represent financing leases which consist of sales-type leases and direct financing leases resulting from the sales of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 7 years. Finance receivables are ¥323,441 million and ¥340,533 million at June 30, 2020 and December 31, 2019, respectively.

The activities in the allowance for credit losses are as follows:

	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019
Balance at beginning of period	2,627	2,675
Charge-offs	(968)	(672)
Provision	1,544	512
Translation adjustments and other*	242	(21)

Balance at end of period	3,445	2,494

*

Includes the impact of adopting ASU No. 2016-13, Financial Instruments – Credit Losses – (Topic 326): Measurement of Credit Losses on Financial Instruments. Please refer to Note 1(c) for more detailed information.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Lessor Accounting (continued)

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables is evaluated collectively based on historical experiences of credit losses, and reasonable and supportable forecasts. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at June 30, 2020 and December 31, 2019 are not significant.

Information about transferring finance receivables

Canon has syndication arrangements to sell its entire interests in finance receivables to the third-party financial institutions. The transactions under the arrangements are accounted for as sales in accordance with ASC 860 “Transfers and Servicing.” There were no significant transfers of finance receivables for the six months ended June 30, 2019 while the transfers of finance receivables were ¥8,775 million for the six months ended June 30, 2020. The amount remained uncollected were ¥32,387 million and ¥28,616 million at June 30, 2020 and December 31, 2019, respectively. Cash proceeds from the transactions are included in other, net under the cash flow from operating activities in the consolidated statement of cash flows. Canon continues to provide collection and administrative services for the financial institutions. The amount associated with the servicing liability measured at fair value was not material at June 30, 2020 and December 31, 2019, respectively. Canon also retains limited recourse obligations which cover credit defaults. The recourse obligation was not material at June 30, 2020 and December 31, 2019, respectively.

(7)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30, 2020	December 31, 2019
Notes	54,663	56,865
Accounts	219,409	248,447

	274,072	305,312

(8)	Short-Term Loans and Long-Term Debt

Short-term loans consisting of bank borrowings at June 30, 2020 and December 31, 2019 were ¥198,297 million and ¥40,800 million, respectively.

Canon has revolving credit facilities expiring in December 2021. The outstanding loans under the credit facilities are ¥354,000 million at a floating interest of 0.05%, are included in long-term debt, excluding current installments in the consolidated balance sheets. Canon has no unused credit facilities as of June 30, 2020.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the six months ended June 30, 2020 and 2019 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2019	174,762	405,017	67,572	3,462,182	(308,442)	(1,108,496)	2,692,595	199,323	2,891,918
Cumulative effects of accounting standard update — adoption of ASU No.2016-13				(159)			(159)	—	(159)
Equity transactions with noncontrolling interests and other		(303)			9		(294)	1,068	774
Dividends to Canon Inc. shareholders				(85,107)			(85,107)		(85,107)
Dividends to noncontrolling interests								(3,080)	(3,080)
Transfer to legal reserve			1,866	(1,866)	17		—		—
Comprehensive income:
Net income (loss)				13,071			13,071	5,913	18,984
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					(35,569)		(35,569)	(7)	(35,576)
Net gains and losses on derivative instruments					521		521	(6)	515
Pension liability adjustments					(9,998)		(9,998)	252	(9,746)

Total comprehensive income (loss)							(31,975)	6,152	(25,823)

Repurchases and reissuance of treasury stock		(81)		(67)		(49,856)	(50,004)	10	(49,994)

Balance at June 30, 2020	174,762	404,633	69,438	3,388,054	(353,479)	(1,158,352)	2,525,056	203,473	2,728,529

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at December 31, 2018	174,762	404,389	67,116	3,508,908	(269,071)	(1,058,502)	2,827,602	190,311	3,017,913
Cumulative effects of accounting standard update — adoption of ASU No.2017-12				122	(122)		—	—	—
Equity transactions with noncontrolling interests and other		265					265	399	664
Dividends to Canon Inc. shareholders				(86,380)			(86,380)		(86,380)
Dividends to noncontrolling interests								(2,989)	(2,989)
Transfer to legal reserve			361	(361)			—		—
Comprehensive income:
Net income (loss)				65,827			65,827	6,231	72,058
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					(53,843)		(53,843)	(328)	(54,171)
Net gains and losses on derivative instruments					100		100	—	100
Pension liability adjustments					2,438		2,438	239	2,677

Total comprehensive income (loss)							14,522	6,142	20,664

Repurchases and reissuance of treasury stock		(13)		(5)		(49,988)	(50,006)		(50,006)

Balance at June 30, 2019	174,762	404,641	67,477	3,488,111	(320,498)	(1,108,490)	2,706,003	193,863	2,899,866

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Equity (continued)

The changes in the carrying amounts of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended June 30, 2020 and 2019 are as follows:

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at March 31, 2020	174,762	405,024	69,334	3,396,998	(366,693)	(1,158,482)	2,520,943	199,995	2,720,938
Equity transactions with noncontrolling interests and other		(321)		57			(264)	(322)	(586)
Dividends to noncontrolling interests								(53)	(53)
Transfer to legal reserve			104	(104)			—		—
Comprehensive income:
Net income (loss)				(8,835)			(8,835)	3,733	(5,102)
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					25,464		25,464	(8)	25,456
Net gains and losses on derivative instruments					(34)		(34)	—	(34)
Pension liability adjustments					(12,216)		(12,216)	118	(12,098)

Total comprehensive income (loss)							4,379	3,843	8,222

Repurchases and reissuance of treasury stock		(70)		(62)		130	(2)	10	8

Balance at June 30, 2020	174,762	404,633	69,438	3,388,054	(353,479)	(1,158,352)	2,525,056	203,473	2,728,529

	Millions of yen
	Common stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Non- controlling interests	Total equity
Balance at March 31, 2019	174,762	404,389	67,314	3,453,760	(279,137)	(1,058,504)	2,762,584	191,483	2,954,067
Equity transactions with noncontrolling interests and other		265					265	37	302
Dividends to noncontrolling interests								(112)	(112)
Transfer to legal reserve			163	(163)			—		—
Comprehensive income:
Net income (loss)				34,519			34,519	2,648	37,167
Other comprehensive income(loss), net of tax
Foreign currency translation adjustments					(42,420)		(42,420)	(321)	(42,741)
Net gains and losses on derivative instruments					335		335	(2)	333
Pension liability adjustments					724		724	130	854

Total comprehensive income (loss)							(6,842)	2,455	(4,387)

Repurchases and reissuance of treasury stock		(13)		(5)		(49,986)	(50,004)		(50,004)

Balance at June 30, 2019	174,762	404,641	67,477	3,488,111	(320,498)	(1,108,490)	2,706,003	193,863	2,899,866

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six months ended June 30, 2020 and 2019 are as follows:

	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2019	(96,282)	(887)	(211,273)	(308,442)
Equity transactions with noncontrolling interests and other	9	—	—	9
Other comprehensive income (loss) before reclassifications	(35,569)	(746)	(12,894)	(49,209)
Amounts reclassified from accumulated other comprehensive income (loss)	—	1,267	2,896	4,163

Net change during the period	(35,560)	521	(9,998)	(45,037)

Balance at June 30, 2020	(131,842)	(366)	(221,271)	(353,479)

	Foreign currency translation adjustments	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2018	(63,815)	308	(205,564)	(269,071)
Cumulative effects of accounting standard update — adoption of ASU No. 2017-12*	—	(122)	—	(122)
Other comprehensive income (loss) before reclassifications	(53,843)	(263)	(581)	(54,687)
Amounts reclassified from accumulated other comprehensive income (loss)	—	363	3,019	3,382

Net change during the period	(53,843)	100	2,438	(51,305)

Balance at June 30, 2019	(117,658)	286	(203,126)	(320,498)

*	Represents the impact of adopting the new accounting standard related to financial instruments.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the six months ended June 30, 2020 and 2019 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *
	Six months ended June 30, 2020	Six months ended June 30, 2019	Affected line items in consolidated statements of income
Foreign currency translation adjustments	—	—	Other, net
	—	—	Income taxes

	—	—	Consolidated net income
	—	—	Net income attributable to noncontrolling interests

	—	—	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	1,723	401	Net sales
	(421)	(41)	Income taxes

	1,302	360	Consolidated net income
	(35)	3	Net income attributable to noncontrolling interests

	1,267	363	Net income attributable to Canon Inc.

Pension liability adjustments	3,924	4,417	Other, net
	(1,009)	(1,208)	Income taxes

	2,915	3,209	Consolidated net income
	(19)	(190)	Net income attributable to noncontrolling interests

	2,896	3,019	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	4,163	3,382

* Increase (decrease) of amounts indicate losses (gains) in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2020 and 2019 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *
	Three months ended June 30, 2020	Three months ended June 30, 2019	Affected line items in consolidated statements of income
Foreign currency translation adjustments	—	—	Other, net
	—	—	Income taxes

	—	—	Consolidated net income (loss)
	—	—	Net income attributable to noncontrolling interests

	—	—	Net income (loss) attributable to Canon Inc.

Gains and losses on derivative instruments	520	362	Net sales
	(96)	(57)	Income taxes

	424	305	Consolidated net income (loss)
	(19)	2	Net income attributable to noncontrolling interests

	405	307	Net income (loss) attributable to Canon Inc.

Pension liability adjustments	2,388	1,548	Other, net
	(595)	(412)	Income taxes

	1,793	1,136	Consolidated net income (loss)
	(10)	(93)	Net income attributable to noncontrolling interests

	1,783	1,043	Net income (loss) attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	2,188	1,350

* Increase (decrease) of amounts indicate losses (gains) in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Revenue

Canon records contract assets primarily for unbilled receivables mainly arising from services contracts for office products. Contract assets are recorded in prepaid expenses and other current assets in the consolidated balance sheet. The balances of the contract assets at June 30, 2020 and December 31, 2019 were ¥58,797 million and ¥43,783 million respectively.

Canon typically bills the customer when the performance obligation is satisfied and collects the payment in a relatively short term except for certain maintenance service of office and medical products and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recognized as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at June 30, 2020 and December 31, 2019 was ¥128,308 million and ¥113,030 million, respectively, and is included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the six months ended June 30, 2020, which had been included in the deferred revenue balance at December 31, 2019, was ¥51,973 million.

Remaining performance obligations for products and equipment at June 30, 2020 primarily arise from the sales of certain industrial equipment, amounting to ¥209,294 million, 71% of which is expected to be recognized as revenue within one year and the remaining 29% to be recognized within 2 years. Disclosure of remaining performance obligations is not required for the majority of service contracts since the revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from contracts with an original expected duration of less than one year. The portion of revenue from fixed maintenance service contract for office and medical products with original expected duration of more than one year is approximately 12% of total service revenue and the average remaining period for these fixed contracts as of June 30, 2020 is approximately 2 years.

Disaggregated revenue by business unit, product and geographic area are described in Note 19.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Net Income (loss) Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the six months ended June 30, 2020 and 2019 are as follows:

	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019
Net income attributable to Canon Inc.	13,071	65,827
Diluted net income attributable to Canon Inc.	13,070	65,827

	Number of shares
	Six months ended June 30, 2020	Six months ended June 30, 2019
Average common shares outstanding	1,053,274,189	1,075,203,622
Effect of dilutive securities:
Stock options	211,914	130,610

Diluted common shares outstanding	1,053,486,103	1,075,334,232

	Yen
	Six months ended June 30, 2020	Six months ended June 30, 2019
Net income attributable to Canon Inc. shareholders per share:
Basic	12.41	61.22
Diluted	12.41	61.22

Reconciliations of the numerators and denominators of basic and diluted net income (loss) attributable to Canon Inc. shareholders per share computations for the three months ended June 30, 2020 and 2019 are as follows:

	Millions of yen
	Three months ended June 30, 2020	Three months ended June 30, 2019
Net income (loss) attributable to Canon Inc.	(8,835)	34,519
Diluted net income (loss) attributable to Canon Inc.	(8,836)	34,519

	Number of shares
	Three months ended June 30, 2020	Three months ended June 30, 2019
Average common shares outstanding	1,045,764,325	1,071,794,107
Effect of dilutive securities:
Stock options	234,661	187,241

Diluted common shares outstanding	1,045,998,986	1,071,981,348

	Yen
	Three months ended June 30, 2020	Three months ended June 30, 2019
Net income (loss) attributable to Canon Inc. shareholders per share:
Basic	(8.45)	32.21
Diluted	(8.45)	32.20

During the six and three months ended June 30, 2020 and 2019, there were dilutive effects from the stock options granted by the Company.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2020 are expected to be recognized in net sales over the next twelve months. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at June 30, 2020 and December 31, 2019 are set forth below:

	Millions of yen
	June 30, 2020	December 31, 2019
To sell foreign currencies	162,162	180,242
To buy foreign currencies	24,614	32,618

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at June 30, 2020 and December 31, 2019.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2020	December 31, 2019
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	57	34
Liabilities:
Foreign exchange contracts	Other current liabilities	662	828

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2020	December 31, 2019
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	39	317
Liabilities:
Foreign exchange contracts	Other current liabilities	1,700	1,745

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the six and three months ended June 30, 2020 and 2019.

Derivatives in cash flow hedging relationships

	Millions of yen
Six months ended June 30, 2020	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(986)	Net sales	(1,723)

	Millions of yen
Six months ended June 30, 2019	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(237)	Net sales	(401)

	Millions of yen
Three months ended June 30, 2020	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	(604)	Net sales	(520)

	Millions of yen
Three months ended June 30, 2019	Gain (loss) recognized in OCI	Gain (loss) reclassified from accumulated OCI into income
	Amount	Location	Amount
Foreign exchange contracts	118	Net sales	(362)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Six months ended June 30, 2020	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	1,591

	Millions of yen
Six months ended June 30, 2019	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	3,351

	Millions of yen
Three months ended June 30, 2020	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(864)

	Millions of yen
Three months ended June 30, 2019	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(1,635)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Lessee Accounting

Lease costs are included in cost of sales or selling general and administrative expenses in accompanying consolidated statement of income. Supplemental income statement information is as follows:

	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019
Operating lease cost	21,188	22,511
Short-term lease cost	6,160	5,900
Other lease cost	64	94

Total lease cost	27,412	28,505

	Millions of yen
	Three months ended June 30, 2020	Three months ended June 30, 2019
Operating lease cost	9,675	11,426
Short-term lease cost	3,769	2,830
Other lease cost	33	(48)

Total lease cost	13,477	14,208

Operating lease cash flow

Supplemental cash flow information is as follows.

	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019
Cash paid for amount included in the measurement of lease liabilities
Operating cash flows from operating leases	19,212	22,361

Noncash activity - Rights of use assets obtained in exchange for lease liabilities
Operating leases	16,637	19,734

Maturity Analysis

The following is a schedule by year of the future minimum lease payments under operating leases at June 30, 2020.

Millions of yen
Within one year	33,074
Two years	26,437
Three years	18,267
Four years	12,959
Five years	9,203
Thereafter	17,268

Total future minimum lease payments	117,208

Less Imputed Interest	(6,341)

Total	110,867

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Commitments and Contingent Liabilities

Commitments

As of June 30, 2020, commitments outstanding for the purchase of property, plant and equipment aggregated ¥23,308 million, and commitments outstanding for the purchase of parts and raw materials aggregated ¥115,216 million.

Guarantees

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits mainly for restoration made under such arrangements aggregated ¥11,363 million and ¥11,778 million at June 30, 2020 and December 31, 2019, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 15 years in case of employees with housing loans, and 1 year to 5 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥2,846 million at June 30, 2020. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2020 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses in the accompanying consolidated statements of income. Estimates for accrued product warranty costs are based on historical experience. Accrued product warranty costs are included in accrued expenses in the accompanying consolidated balance sheets and changes in accrued product warranty cost for the six months ended June 30, 2020 and 2019 are summarized as follows:

Six months ended June 30, 2020

Millions of yen
Balance at December 31, 2019	15,846
Addition	5,979
Utilization	(7,270)
Other	(2,439)

Balance at June 30, 2020	12,116

Six months ended June 30, 2019

Millions of yen
Balance at December 31, 2018	17,318
Addition	9,811
Utilization	(9,855)
Other	(1,714)

Balance at June 30, 2019	15,560

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

(16)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2020 and December 31, 2019 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, and the fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note17, and Note13, respectively.

	Millions of yen
	June 30, 2020		December 31, 2019
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(356,432)	(356,432)	(354,444)	(354,444)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 17.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At June 30, 2020 and December 31, 2019, one customer accounted for approximately 8% and 10% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 -	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at June 30, 2020 and December 31, 2019.

	June 30, 2020
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	500	—	500
Investments:
Fund trusts and others	267	290	—	557
Equity securities	15,834	—	—	15,834
Prepaid expenses and other current assets:
Derivatives	—	96	—	96

Total assets	16,101	886	—	16,987

Liabilities:
Other current liabilities:
Derivatives	—	2,362	—	2,362

Total liabilities	—	2,362	—	2,362

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Fair Value Measurements (continued)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
Assets:
Cash and cash equivalents	—	506	—	506
Investments:
Fund trusts and others	489	241	—	730
Equity securities	16,740	—	—	16,740
Prepaid expenses and other current assets:
Derivatives	—	351	—	351

Total assets	17,229	1,098	—	18,327

Liabilities:
Other current liabilities:
Derivatives	—	2,573	—	2,573

Total liabilities	—	2,573	—	2,573

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the six months ended June 30, 2020 and 2019, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(18)	Supplemental Information

Foreign Currency Exchange Gains and Losses

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other, net of other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net loss of ¥1,063 million and a net gain of ¥762 million for the six months ended June 30, 2020 and 2019, respectively, and were a net loss of ¥1,248 million and a net gain of ¥1,461 million for the three months ended June 30, 2020 and 2019, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expenses were ¥13,420 million and ¥21,985 million for the six months ended June 30, 2020 and 2019, respectively, and were ¥6,174 million and ¥12,295 million for the three months ended June 30, 2020 and 2019, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Shipping and Handling Costs

Shipping and handling costs totaled ¥21,367 million and ¥25,332 million for the six months ended June 30, 2020 and 2019, respectively, and were ¥9,695 million and ¥12,772 million for the three months ended June 30, 2020 and 2019, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Components of Net Periodic Benefit Cost

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the six months ended June 30, 2020 and 2019 consisted of the following components:

	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019
Service cost	18,484	19,304
Interest cost	5,505	5,598
Expected return on plan assets	(16,626)	(13,473)
Amortization of prior service credit	(4,987)	(5,925)
Amortization of actuarial loss	8,911	8,850
(Gain) loss on curtailments and settlements	—	(1,635)

	11,287	12,719

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(18)	Supplemental Information (continued)

Net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans for the three months ended June 30, 2020 and 2019 consisted of the following components:

	Millions of yen
	Three months ended June 30, 2020	Three months ended June 30, 2019
Service cost	9,183	9,714
Interest cost	2,626	2,484
Expected return on plan assets	(8,779)	(6,150)
Amortization of prior service credit	(2,797)	(2,933)
Amortization of actuarial loss	5,185	4,481
(Gain) loss on curtailments and settlements	—	(776)

	5,418	6,820

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans is included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component are included in other, net of other income (deductions) in the consolidated statements of income.

Cash Equivalents

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥500 million and ¥506 million at June 30, 2020 and December 31, 2019, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information

Canon operates its business in four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

Based on the realignment of Canon’s internal reporting and management structure, from the beginning of the first quarter of 2020, Canon has reclassified certain businesses from the Industry and Others Business Unit to the Office Business Unit. Operating results for the three months ended June 30, 2019 and the six months ended June 30, 2019 also have been restated.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs)/ Laser printers / Digital continuous feed presses/ Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras /

Interchangeable lenses / Compact photo printers / Inkjet printers /

Large format inkjet printers / Commercial photo printers / Image scanners /

Calculators

Medical System Business Unit:

Digital radiography systems / Diagnostic X-ray systems /

Computed tomography (CT) systems /

Magnetic resonance imaging (MRI) systems /

Diagnostic ultrasound systems / Clinical chemistry analyzers /

Ophthalmic equipment

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Network cameras / Digital camcorders / Digital cinema cameras /

Multimedia projectors / Broadcast equipment / Micromotors /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on income (loss) before income taxes.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about sales by product to external customers for each segment for the six months ended June 30, 2020 and 2019 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2020:
Net sales:
External customers	703,690	292,983	207,829	251,434	(309)	1,455,627
Intersegment	1,476	419	117	34,972	(36,984)	—

Total	705,166	293,402	207,946	286,406	(37,293)	1,455,627
Operating cost and expenses	660,184	291,712	198,035	285,003	5,571	1,440,505

Operating profit	44,982	1,690	9,911	1,403	(42,864)	15,122
Other income (deductions)	3,069	62	245	375	8,415	12,166

Income before income taxes	48,051	1,752	10,156	1,778	(34,449)	27,288

2019:
Net sales:
External customers	878,361	380,463	214,282	296,742	487	1,770,335
Intersegment	1,398	540	281	45,809	(48,028)	—

Total	879,759	381,003	214,563	342,551	(47,541)	1,770,335
Operating cost and expenses	794,732	363,610	204,486	327,280	(3,326)	1,686,782

Operating profit	85,027	17,393	10,077	15,271	(44,215)	83,553
Other income (deductions)	2,819	983	(71)	(192)	10,096	13,635

Income before income taxes	87,846	18,376	10,006	15,079	(34,119)	97,188

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about sales by product to external customers for each segment for the three months ended June 30, 2020 and 2019 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2020:
Net sales:
External customers	306,808	141,496	101,774	122,945	292	673,315
Intersegment	739	178	78	16,330	(17,325)	—

Total	307,547	141,674	101,852	139,275	(17,033)	673,315
Operating cost and expenses	308,492	140,901	95,930	141,634	4,113	691,070

Operating profit (loss)	(945)	773	5,922	(2,359)	(21,146)	(17,755)
Other income (deductions)	1,707	57	112	50	8,606	10,532

Income (loss) before income taxes	762	830	6,034	(2,309)	(12,540)	(7,223)

2019:
Net sales:
External customers	440,116	204,437	104,942	156,136	238	905,869
Intersegment	645	250	201	23,336	(24,432)	—

Total	440,761	204,687	105,143	179,472	(24,194)	905,869
Operating cost and expenses	400,376	192,031	101,768	169,977	(1,410)	862,742

Operating profit	40,385	12,656	3,375	9,495	(22,784)	43,127
Other income (deductions)	1,262	704	114	(126)	5,994	7,948

Income before income taxes	41,647	13,360	3,489	9,369	(16,790)	51,075

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

Corporate sales include gains and losses resulting from derivative financial instruments designated as cash flow hedges associated with forecasted intercompany sales.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about product sales to external customers by business unit for the six months ended June 30, 2020 and 2019 is as follows:

	Millions of yen
	Six months ended June 30, 2020	Six months ended June 30, 2019
Office
Monochrome copiers	99,081	132,605
Color copiers	143,950	191,461
Printers	251,384	315,152
Others	209,275	239,143

Total	703,690	878,361
Imaging System
Cameras	126,927	220,126
Inkjet printers	145,585	133,146
Others	20,471	27,191

Total	292,983	380,463
Medical System
Diagnostic equipment	207,829	214,282

Industry and Others
Lithography equipment	49,061	84,441
Others	202,373	212,301

Total	251,434	296,742

Corporate	(309)	487

Consolidated	1,455,627	1,770,335

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information about product sales to external customers by business unit for the three months ended June 30, 2020 and 2019 is as follows:

	Millions of yen
	Three months ended June 30, 2020	Three months ended June 30, 2019
Office
Monochrome copiers	41,231	68,179
Color copiers	58,324	98,031
Printers	110,782	154,062
Others	96,471	119,844

Total	306,808	440,116
Imaging System
Cameras	55,648	122,425
Inkjet printers	77,413	67,898
Others	8,435	14,114

Total	141,496	204,437
Medical System
Diagnostic equipment	101,774	104,942

Industry and Others
Lithography equipment	28,112	45,446
Others	94,833	110,690

Total	122,945	156,136

Corporate	292	238

Consolidated	673,315	905,869

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(19)	Segment Information (continued)

Information by major geographic area for the six months ended June 30, 2020 and 2019 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2020:
Net sales:	391,971	398,236	358,425	306,995	1,455,627

2019:
Net sales:	430,106	496,436	438,748	405,045	1,770,335

Information by major geographic area for the three months ended June 30, 2020 and 2019 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2020:
Net sales:	177,293	182,801	160,622	152,599	673,315

2019:
Net sales:	210,812	258,070	223,865	213,122	905,869

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 28, 2020 as below:

1. Total amount of interim cash dividends:

41,831 million yen

2. Amount of an interim cash dividend per share:

40 yen

3. Payment date:

August 27, 2020

Note:

The interim dividend is paid to registered shareholders as of June 30, 2020.